Exhibit 99.139

mCloud Receives Australia Foreign Investment Review Board Approval for kanepi Acquisition

Expects final close by early Q4 2020 while rapid customer adoption and AssetCare™ integration of kanepi technology continues

VANCOUVER, BC, Sept. 8, 2020 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it had received approval from the Australian Foreign Investment Review Board ("FIRB") to proceed with the acquisition of kanepi Group Pty Ltd ("kanepi"), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The Company originally announced the acquisition of kanepi on June 25, 2020.

FIRB approval for the kanepi transaction is mandatory before final close. Due to the impact of COVID-19, the FIRB announced in March 2020 that foreign investment review would be temporarily required for transactions of any amount.

"The customer response to bringing kanepi capabilities into AssetCare has been tremendous," said Costantino Lanza, mCloud Chief Growth and Revenue Officer. "We have seen the swift uptake of joint solutions among our key customers, and as oil and gas businesses return to more normal operations, we expect to see even more adoption from new and existing customers in centers such as the Middle East."

"Our ability to field new solutions to optimize untapped assets such as heat exchangers along with new access to southern hemisphere opportunities in oil and gas, offshore FPSOs, LNG, and mining facilities have only been possible because of our efforts to bring kanepi to AssetCare," Lanza added.

As previously announced, the Company expects this acquisition to add C$2.4 million in annual recurring AssetCare revenues on a go-forward basis based on kanepi's recent financial performance and current contract velocity. mCloud is now in the process of completing closing tasks with kanepi. The transaction remains subject to the final approval of the TSX Venture Exchange ("TSX-V").

The Company expects to receive final approvals and completion of the transaction by the end of September or early in Q4 2020.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the timeline for completion of the kanepi transaction, customer growth, and expected AssetCare revenues from kanepi.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2020/08/c8178.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, wayne.andrews@mcloudcorp.com; Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604- 669-9973

CO: mCloud Technologies Corp.

CNW 17:00e 08-SEP-20